

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

James Shanahan
Chief Financial Officer
Focus Financial Partners Inc.
875 Third Avenue, 28th Floor
New York, New York 10022

> **Re: Focus Financial Partners Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 25, 2020**
> **File No. 001-38604**

Dear Mr. Shanahan:

We have reviewed your August 18, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Evaluate Our Business
Adjusted Net Income and Adjusted Net Income Per Share, page 50

1. We acknowledge your response to prior comment 2. You characterize your Adjusted Net Income as a non-GAAP performance measure. As such, it is inappropriate to include income tax deductions and related tax benefits associated with expenses removed from a non-GAAP performance measure; the resulting non-GAAP tax provision not being commensurate with the non-GAAP measure of profitability as stipulated in C&DI 102.11 on Non-GAAP Financial Measures. As a result, please represent to us that you will remove the income tax benefit associated with your intangible asset amortization from your Adjusted Net Income and related per share non-GAAP performance measures

beginning with your next Form 10-Q filing. In addition, represent to us that you will not otherwise disclose or discuss a non-GAAP performance measure that excludes intangible asset amortization but includes the related tax benefit in any future earnings release, presentation slide deck, earnings conference call or similar communication. Finally, note that removal of this tax benefit from your non-GAAP performance measure does not preclude you from separately disclosing the income tax benefit associated with tax deductions for intangible asset amortization.

Notes to Consolidated Financial Statements
Note 2: Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2.   We acknowledge your response to prior comment 3. Please address the following additional comments:
   • Provide us proposed revised disclosure from page 44 in Management's Discussion and Analysis that:
        º Removes reference to the variety of billing practices across your partner firms impacting your revenue related to the timing of any impact of short-term financial markets movements. As your response did not address the billing component of the first bullet of our prior, we presume that you concur that billing practices do not impact the timing of revenue recognition. To the extent that varying contract provisions impact the timing of revenue recognition related to short-term market movements, revise your proposed disclosure accordingly.
        º Clarifies that the one-quarter lag effect of short-term market movements on your revenue is the result of your contractual provisions that set your fees based on the market value of your clients' assets at the beginning of each quarter consistent with your response to the first bullet of our prior comment.
   • Tell us why you disclose in critical accounting estimates on page 60 and in your policy note on page F-11 that your client arrangements may contain multiple performance obligations when it appears from your response that each type of contract (i.e., percentage of client assets, a flat fee or an hourly rate) has only one single performance obligation. In your response, tell us:
        º The general or standard term (i.e., contractual length) of each contact type;
        º Your consideration of the guidance in ASC 606-10-25-15 as to whether your contracts call for a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer; and
        º Your consideration of the guidance in ASC 606-10-25-9 related to whether you combine two or more separate contracts into a single contract for accounting purposes. In this regard, it appears from your response to the second bullet of our prior comment that your hourly rate contracts are typically separate contracts with existing clients for special client projects.
   • To the extent you have contracts with multiple performance obligations provide us proposed revised disclosure that indicates how you determine the transaction price

and how you allocate it to the multiple performance obligations. To the extent you do not have contracts with multiple performance obligations provide us proposed revised disclosure that either:
- ° Removes reference to multiple performance obligations; or
- ° Indicates how you would determine the transaction price and how you would allocate it to the multiple performance obligations.

- Tell us why you indicate in your response to the second bullet of our prior comment that your revenue generating contracts do not contain any "constraints" when it is not the contract that contains constraints but instead is the result of your ability to reasonably estimate variable consideration to include in the transaction price allocated to all performance obligations that is not probable of a significant revenue reversal. In your response tell us why you do not appear to include the variable consideration associated with your market-correlated fees and your hourly-rate fees in the transaction price. For the former, tell us whether market uncertainty causes you to constrain this variable consideration until it is known as that is when a significant revenue reversal is no longer probable. For the latter, tell us whether you apply the practical expedient from ASC 606-10-55-18.

- In conjunction with your response to the preceding bullet, we note that although you acknowledge in your response to the third bullet of our prior comment that your market-correlated fee contracts and your hourly rate contracts contain variable consideration, you do not appear to disclose any of the information required by ASC 606-10-50-20. As a result, provide us proposed revised disclosure that:
- ° Specifically indicates that these contracts contain variable consideration; and
- ° Provides information about the methods, inputs and assumptions used to:
  - ▪ Determine the transaction price, specifically indicating why you do or do not include estimates of variable consideration in the transaction price;
  - ▪ Assess whether an estimate of variable consideration is constrained; and
  - ▪ Allocate the transaction price to performance obligations (if applicable).

- The disclosure you highlight in response to our query about the requirements in ASC 606-10-50-18 provides no real indication about the methods you use to recognize revenue and why those methods provide a faithful depiction of the transfer of services. In this regard, for example, a statement that you recognize revenue "over the period in which the services are provided" provides no indication how that revenue is recognized. As a result, provide us proposed revised policy disclosure that describes, for each type of contract, the specific input or output methods used to recognize revenue and why those methods provide a faithful depiction of the value of the services transferred.

You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance